EXHIBIT I

News Release

For Immediate Release

TENTATIVE DEAL REACHED IN IPSCO LABOUR NEGOTIATIONS

[Lisle, Illinois] [November 15, 2005] – IPSCO Inc (NYSE:IPS; Toronto) and United Steelworkers Locals 5890 and 6673, representing workers at IPSCO’s facilities in Regina, Saskatchewan and Calgary, Alberta, are pleased to announce they have reached a tentative agreement regarding an early renewal of their collective agreements. The current agreements were scheduled to expire July 31, 2006. The new agreements, which cover approximately 1,000 workers at the two facilities, will expire July 31, 2011. The agreements are subject to ratification by the membership of Steelworkers’ Locals 5890 and 6673. The union bargaining committee will recommend that its membership approve the proposed agreements.

IPSCO Vice President and Chief Human Resources Officer Raymond Rarey, who led the Company bargaining team, said, “I am extremely pleased we were able to negotiate this long term agreement with the USW. I am optimistic that the contracts will be ratified so we can continue to provide well-paid secure jobs to our employees and an uninterrupted supply of quality steel and pipe to our customers. This agreement positions us well to take advantage of significant business opportunities available now and in the future, especially in the large diameter pipe and oil country tubular goods markets.”

Steelworkers’ Area Supervisor Keith Turcotte, who led the union’s bargaining team, stated, “ We believe this agreement serves the needs of our members and IPSCO very well. We are looking forward to securing ratification, which we hope to accomplish within the next two weeks.”

The parties also will have to obtain appropriate legislation from the Saskatchewan Legislature to have an agreement that will be in effect in excess of three years duration. IPSCO and officials of Regina based Local 5890 have pledged to jointly approach the legislature in order to secure timely passage of the necessary legislation.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

The United Steelworkers represents 280,000 men and women working in every sector of Canada’s economy.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties," its Annual Information Form, and its Form 40-F.

For further information on IPSCO, please visit the company’s web site.

Company Contact:

Raymond Rarey, IPSCO

Tel. 630-810-4771

Steelworkers Contact:

Keith Turcotte

Tel. 403-279-9397

Release #05-42

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